

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2024

Hervé Tessler
Director
Noventiq Holding Company
26-28 Hammersmith Grove
London W6 7HA
United Kingdom

Re: Noventiq Holding Company
Amendment No. 1 to Registration Statement on Form F-4
Filed March 13, 2024
File No. 333-276351

Dear Hervé Tessler:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 30, 2024 letter.

Amendment No. 1 to Registration Statement on Form F-4

Non-IFRS Measures, page 24

1. We note your response to prior comment 3. Please revise your disclosures to explain why the exclusion of these assets and liabilities from your working capital measure provides useful information to investors regarding the company's financial condition or results of operations. Please also clarify the additional purposes for which management uses this measure, if any.

Notes to Unaudited Pro Forma Condensed Combined Financial Information
Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
Transaction Accounting Adjustments to the Unaudited Pro Forma Condensed Combined
Statement of Profit or Loss and Other Comprehensive Income, page 81

2.   We note your response to prior comment 10. Please revise your disclosure on page 70 to clarify the specific amendments that were made to the Sponsor Founder Shares as discussed on page F-35. Further, in your response to prior comment 12, you indicate that you have addressed this comment in your response to prior comment 10. However, it's unclear how your response to prior comment 10 addresses the Founder Shares that were transferred to the independent directors. If this agreement was amended, please clarify your disclosure on page 70 accordingly. Otherwise, tell us how you considered including an adjustment in your pro forma Statement of Profit or Loss for the year ended March 31, 2023 to give effect to the compensation expense that you will recognize.

Risk Factors
Risks Related to CGAC and the Nature of its Business, page 94

3.   We note that CGAC consummated its initial public offering on December 21, 2020. Since Nasdaq IM-5101-2 requires that a special purpose acquisition company complete a business combination within 36 months of the effectiveness of the IPO registration statement, please add a risk factor that describes the risks of CGAC's non-compliance with this rule, including that its shares may be subject to suspension and delisting from the Nasdaq Stock Market.

Proposal No. 1 - The Business Combination Proposal
CGAC's Board of Directors' Reasons for the Approval of the Business Combination,, page 101

4.   Please revise your disclosures to clarify how your projected revenue and Adjusted EBITDA For FY 2024 and FY 2025 compare to the actual amounts achieved for FY 2023. Explain the specific reasons for projected increases and any material assumptions used in deriving projected increases. Please also describe your basis for your sales projections, including whether, and to what extent, derived from firm backlog or whether derived from other sources.

Business of Noventiq
Overview, page 153

5.   Please provide a brief explanation regarding how generative AI is used in your software.

Noventiq's Management's Discussion and Analysis of Financial Condition and Results of Operations
Significant Factors Affecting Results of Operations, page 190

6.   We note your disclosures on page 35 that sanctions against Belarus may have considerable negative impacts on the conditions in Belarus from which you generate a substantial portion of your revenue and profitability. Please revise your disclosures to include a description of these risks and conditions and the amount of revenue and gross profit you recognized from Belarus for each period presented.

    Please contact Laura Veator at 202-551-3716 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-5176 or Jeff Kauten at 202-551-3447 with any other questions.

    Sincerely,

    Division of Corporation Finance
    Office of Technology

cc: Jeffrey J. Pellegrino